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CUSIP No. 45816H-10-1


Item 1.

     a.  Name of the Issuer:              IntelliQuest Information Group, Inc.

     b.  Address of the Issuer:           1250 Capital of Texas Hwy. South,
                                          Bldg 1, Suite 600
                                          Austin, Texas  78746

Item 2.

     a.  Name of the person filing:       Peter Zandan

     b.  Address of the Principal Office: 1250 Capital of Texas Hwy. South,
                                          Bldg 1, Suite 600
                                          Austin, Texas  78746


     c.  Citizenship:                     United States of America

     d.  Titles of Classes of Securities: Common Stock

     e.  CUSIP Number:                    45816H-10-1

Item 3.

     Not applicable

Item 4.        Ownership

     a.  Amount Beneficially Owned        455,224 shares of Common Stock

     b.  Percent of class                 6.47%/1%

     c.  Number of Shares as to which such person has:

     (i)   sole power to vote or to direct the vote
           455,224 shares as of December 31, 1998

     (ii)  shared power to vote or to direct the vote
           455,224 shares as of December 31, 1998

     (iii) sole power to dispose or direct the disposition of 455,224 shares as of December 31, 1998

     (iv) shared power to dispose or direct the disposition of 455,224 shares as of December 31, 1998

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable

Item 6.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON
          BY THE PARENT HOLDING COMPANY
          Not applicable
Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

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CUSIP No. 45816H-10-1

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP
          Not Applicable

Item 10.  CERTIFICATION
          Not applicable

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CUSIP No. 45816H-10-1



                                     SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                   February 10, 1999
                                   -----------------------
                                   Date


                                   /S/ Peter Zandan
                                   ---------------------
                                   Signature



                                   Peter Zandan,
                                   Chairman of the Board of Intelliquest
                                   -------------------------------------
                                   Information
                                   -----------
                                   Group, Inc.
                                   -----------
                                   Name/Title